May 20, 2005

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Mail Stop 03-09

RE:	ImmuCell Corporation

Form 10-K for the fiscal year ended December 31, 2004

File No. 001-12934

Dear Mr. Rosenberg:

I have reviewed your letter dated May 9, 2005. We appreciate your comments and look forward to working with you to facilitate the Commission’s review of the Company’s filing. I will respond to your comments in the order outlined in your letter.

Critical Accounting Policies, page 18

1. We did not disclose these items, principally because the financial amounts in question are not material to our financial statements or related disclosures. Product sales returns aggregated less than $3,000 per year during each of the three years ended December 31, 2004. We provide for a 50% account credit on expired product, but our product generally has a two-year shelf life, resulting in minimal returns. Bad debt write-offs aggregated less than $5,000 per year during each of the three years ended December 31, 2004. This information is presented to investors in summary form on Schedule 2 – Supplemental Valuation and Qualifying Accounts on page F-21. We do not offer our customers cash rebates or other forms of rebates or allowances.

a.	The amounts are so small and our historical experience is so consistent that we do not see a need to consider other likely assumptions, ranges or other types of sensitivity analysis.

b.	We have disclosed that our estimates are based on historical experience and that our primary product, First Defense® has a two-year shelf life and is subject to a 50% return value for expired product. Although we do not actively monitor levels of inventory in the distribution channel, we do not offer inventory loading incentives and our ongoing review of customer sales does not indicate that customers are buying quantities in excessive amounts (which could yield higher returns). We generally ship on the day of order and encourage customers to order only quantities needed to meet current sales. We believe that price changes from competitors and the introduction of generics and/or new products would not have a material impact on this expense or balance.

c.	We do not use external sources or third-party market research data in determining such accruals.

d.	Not applicable (see b. above).

e.	We believe the summary information for the allowance for doubtful accounts presented in Schedule 2 on page F-21 is adequate to meet the requirements of investors and consider the table that you suggest for other items to be not applicable due to immateriality, as discussed above.

Mr. Jim B. Rosenberg

f.	As discussed above, the Company’s experience has been that none of the adjustment items has a material effect on gross revenues.

In light of the above, the Company requests that the Commission allow the Company to clearly specify in its next filing that it does not offer cash rebates or similar incentives. The other items discussed above are not material.

2.	We have capitalized and are amortizing the $965,000 payment to Nutrition 21 in accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. In addition to the discussion on page 18 of our Form 10-K, we also refer you to additional disclosure in the notes to the financial statements, specifically Note 2(e) – Summary of Significant Accounting Policies – Intangible Assets on page F-8, and Note 10(a) – Licensing and Sale of Technology on page F-19. Additional background and details of our transaction with Nutrition 21 are included in a Form 8-K filing made on November 17, 2004.

The November 2004 payment to Nutrition 21 resulted in the Company obtaining a fully paid-up, perpetual, exclusive, world-wide license to develop, manufacture and sell Mast Out® and other Nisin products within a designated field of use. In our view, a product rights license clearly meets the definition of intangible asset contained within SFAS No. 142 (“an asset that lacks physical substance”), is consistent with the discussion beginning with paragraph B28 of that pronouncement, and is comparable to the examples cited in Appendix A thereto. It is also consistent with our understanding of current industry accounting practice, including our own past practice as described on page F-8 of our Form 10-K.

ImmuCell made a $1,000,000 payment to Nutrition 21, based on an arms-length negotiation with that company. As part of the transaction, we received a small amount of Nisin inventory which we valued at $35,000 based on its commercial value. We allocated the remaining $965,000 to the license. In terms of the underlying business decision, our judgment was that a one-time payment in that amount was reasonable in light of our then-existing, contingent financial obligations to Nutrition 21. These obligations included the prospect of future milestone payments and royalties from us, as described in detail in the November 17, 2004 Form 8-K filing. We also took into account how the transaction might benefit us in the context of a proposed licensing deal we were negotiating with Pfizer (which was finalized on December 21, 2004). In fact, our October 21, 2004 draft term sheet with Pfizer included a condition that the Company “…complete its acquisition of rights from Nutrition 21…”

You also inquired about the amortization period selected. Although the license is perpetual and has no contractual term, we believe it has a finite “useful life,” as defined in paragraph 11 of SFAS No. 142. That paragraph also guided our selection of the initial term of amortization. Specifically, the benefit of the Nutrition 21 payment is most closely associated with our ability to enter into and perform under the related Pfizer agreement. Our current estimate is that Pfizer should be in a position to complete product development and make related FDA/EU applications by the target date of December 31, 2007. Straight-line amortization was chosen because it will result in a proper matching with the $1.5 million

Mr. Jim B. Rosenberg

payment received from Pfizer in December of 2004. We understand that this estimate is subject to future change. In accordance with SFAS No. 142, in future periods we will assess this intangible asset for potential changes in carrying value, whether due to changes in the amortization period or method, impairment indicators, or other factors.

Statement of Operations, page F-4

3. The promotional merchandise about which you inquire consists of items like hats, shirts, jackets, pens, note pads, coffee mugs and other items that advertise the name of our products. It is classified as a selling expense because it helps us to get veterinarians and producers to carry around and talk about the names of our products. We fund this program because we believe that it helps sales. The promotional merchandise is not delivered at the time of sale of our product. There is some (vague) correlation between sales and the amount of merchandise received, but not all customers receive merchandise and there is no contractual obligation tying the distribution of this kind of promotional merchandise to the purchase of our products. We purchased less than $10,000 of promotional merchandise during 2004. We anticipate that we might distribute about $12,000 worth of merchandise in 2005 based on sales levels achieved in 2004, but with no contractual obligation to do so. Any reclassification would not have a material impact on either product costs or product selling expenses (and would have no impact whatsoever on net income).

Note 7. Segment and Significant Customer Information, page F-17

4. We operate in one business segment, that being the development, manufacture and sale of products that improve animal health and productivity in the dairy and beef industries. We disclose that one customer accounts for more than 10% of our sales and accounts receivable. Our sales are further broken down into domestic and foreign sales. We believe that we have only one group of similar products, based on our understanding of Paragraph 37 of SFAS No. 131. The products in this group of animal health products for the dairy and beef industries are more fully described beginning on page 1 of our Form 10-K. Therefore, we respectfully request that the SEC withdraw its request that we amend our Form 10-K for the year ended December 31, 2004 to provide even more detailed disclosures.

* * *

As requested, I confirm that the Company is responsible for the adequacy and accuracy of the disclosures in our filings; that SEC staff comments, or changes to disclosures in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jim B. Rosenberg

I trust that you will find this information responsive to your request. At this time, subject to your review and acceptance of our comments, we do not anticipate amending our Form 10-K filing for the year ended December 31, 2004. Please let me know if you have further questions or if there is anything else that you would like from us at this time.

Regards,

Michael F. Brigham

President and CEO and

Principal Accounting Officer